Exhibit H


                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

     SECURITIES AND EXCHANGE COMMISSION

          (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     July __, 2000

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by August __, 2000 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After August __, 2000, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

ALLIANT ENERGY CORPORATION, ET AL.  (70-[____])
---------------------------------

     Alliant Energy Corporation ("Alliant Energy"), a registered holding company, whose principal executive offices are at 222 West Washington Avenue, Madison, Wisconsin 53703, and ReGENco LLC ("ReGENco"), a minority-owned indirect non-utility subsidiary of Alliant Energy, whose principal executive offices are at 6609-R West Washington Street, West Allis, Wisconsin 53214, have filed an Application or Declaration pursuant to Section 13(b) of the Act and Rule 54, 87, 90 and 91 thereunder.

     Alliant Energy's public-utility subsidiaries, Wisconsin Power & Light Company, South Beloit Water, Gas and Electric Company, Interstate Power Company, and IES Utilities Inc. (collectively, the "Operating Companies"), provide public-utility service to approximately 919,000 electric and 393,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota, and Illinois. As part of their


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electric utility operations, the Operating Companies own and operate all or portions of 31 electric generating plants in Wisconsin, Iowa and Minnesota having a combined generating capacity of more than 5,200 MW.

     Alliant Energy's non-utility subsidiaries include Alliant Energy Resources, Inc. ("AER"), which serves as the holding company for many of Alliant Energy's non-utility subsidiaries. In November 1999, AER indirectly acquired 301.508 (representing 30.15%) of the Class A Units of ReGENco, a Wisconsin limited liability company, for an initial investment of $1,083,333.33, and entered into a subscription agreement to acquire 666.667 (representing 66.66%) of the Class B Units of ReGENco for an additional investment of $1,666,666.67. Alliant Energy states that ReGENco is an "energy-related company" within the meaning of Rule 58(b)(1). The other investors in ReGENco include WITECH Corporation, a non-utility subsidiary of Wisconsin Energy Corporation, an exempt holding company, and several private investors.

     Alliant Energy states that ReGENco was formed to fill the need in the Midwest for turbine-generator services that was created by the recent decision of Siemens-Westinghouse Power Corp. to close its facility in West Allis, Wisconsin, near Milwaukee. ReGENco provides turbine and generator repair/upgrade services and related project management and engineering services to utilities and other customers with an emphasis on the Midwest market.1 ReGENco is currently leasing a portion of the former Siemens-Westinghouse Power Corp. facility in West Allis, Wisconsin, from an entity controlled by one of the private investors in ReGENco. Alliant Energy asserts that the close proximity of this facility to the Operating Companies' generating stations can be an important consideration in terms of reducing the average length of a plant outage for turbine or generator repair/upgrade services, and can also reduce the risk of loss or damage to equipment associated with long-distance shipment.

     ReGENco is requesting approval pursuant to Section 13(b) of the Act to provide turbine and generator repair/upgrade services to the Operating Companies at market-based prices, as determined through competitive bid procedures mandated by each of the four state public service commissions in the Operating Companies' service area. Specifically, before entering into any purchase order with ReGENco, an Operating Company must seek competitive quotes from one or more unaffiliated vendors of similar services (e.g., General Electric). It is stated


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     1 Specifically, ReGENco provides all of the following turbine repair/upgrade services: blade inspection and analysis; blade repair and replacement; diaphragm repair; rotor and casing repair; valve repair; combustor and transition piece repair (gas turbine only); field inspection and overhaul; non-destructive examination (e.g., ultrasonic) and condition assessment; and field alignment and balance. Generator repair/upgrade services offered by ReGENco include: rotor and stator repairs and rewinds; replacement/repair of retaining rings; high-speed rotor balance; non-destructive examination and evaluation; and inspection and testing.


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that services to all customers (including the Operating Companies) will be provided by ReGENco pursuant to terms and conditions set forth in standard master agreements for equipment repair and/or for engineering services, which have been filed as exhibits to the Application-Declaration. Alliant Energy asserts that the use of competitive bidding procedures and standardized contracts, as approved by the relevant public service commissions, will assure comparable treatment of affiliates and non-affiliates alike.

     In addition, Alliant Energy states that other considerations present in this case warrant the grant of an exemption under Section 13(b) to ReGENco. First, it is anticipated that the Operating Companies will account for no more than 10% of ReGENco's overall operations on an ongoing basis. Second, the presence of ReGENco as a supplier to the Operating Companies will promote rather than limit or reduce competition for generator and turbine repair/upgrade services in the Midwest market. Third, because of the substantial investment in ReGENco by third parties, Alliant Energy asserts that ReGENco could not and would not agree to limit its charges to the Operating Companies (or to any customer, for that matter) to its "cost" as determined under Rules 90 and 91, since "cost" would not adequately compensate ReGENco for business risks it will undertake. Finally, any costs incurred by an Operating Company for the repair or refurbishment of any of its electrical generating equipment will be subject to review by the Federal Energy Regulatory Commission ("FERC") and the public service commission or commissions having jurisdiction over its retail rates. The grant of an exemption under Section 13(b) in this case will not affect the authority of FERC or any state commission over rates or prescribe what should be allowed in rates of any Operating Company for costs incurred for turbine and generator repair or refurbishment.